

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 18, 2016

Steven B. Boehm
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001

Re: CM Finance Inc, et al., File No. 812-14369

Dear Mr. Boehm:

By Form APP-WD filed with the Securities and Exchange Commission on April 15, 2016, you requested, on behalf of applicants, that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Dalia O. Blass

Dalia O. Blass
Assistant Chief Counsel
Chief Counsel's Office

cc: Jill Ehrlich
       Michael C. Mauer, CM Finance Inc
       Stephani M. Hildebrandt, Esq.
       Jeanne M. Waters, Esq.